Exhibit 99.1

Alterity Therapeutics to Present at the at VirtualInvestorConferences.com Life Sciences Investor Forum

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 20 June 2022: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that David Stamler, M.D., Chief Executive Officer will present at the VirtualInvestorConferences.com Life Sciences Investor Forum on Thursday, 23 June 2022 at 8:00 a.m. Pacific Time / 11:00 a.m. Eastern Time.

This will be a live, interactive online event where investors are invited to ask the company questions in real-time. It is recommended that investors pre-register and run the online system check to expedite participation and receive event updates. A link to the registration page may be accessed here and on Alterity’s website under the Investors Section: Events and Presentations.

If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available after the event. Learn more about the event at www.virtualinvestorconferences.com.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

About Virtual Investor Conferences®

Virtual Investor Conferences (VIC) is the leading proprietary investor conference series that provides an interactive forum for publicly traded companies to seamlessly present directly to investors. Providing a real-time investor engagement solution, VIC is specifically designed to offer companies more efficient investor access. Replicating the components of an on-site investor conference, VIC offers companies enhanced capabilities to connect with investors, schedule targeted one-on-one meetings and enhance their presentations with dynamic video content. Accelerating the next level of investor engagement, Virtual Investor Conferences delivers leading investor communications to a global network of retail and institutional investors.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Alterity Therapeutics Investor and Media Contacts:

Australia

Rebecca Wilson

we-aualteritytherapeutics@we-worldwide.com

+61 417 382 391

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Virtual Investor Conferences Contact

John M. Viglotti

SVP Corporate Services, Investor Access

OTC Markets Group

(212) 220-2221

johnv@otcmarkets.com